

INVEST IN **THE SECOND ROUND OF CITYFREIGHTER INC.**

Ultra Low-Floor, modular EV platform, purposefully built for urban logistics

LEAD INVESTOR



Remo Weber NA

We are in the EV Commercial Industry since 2013 and are looking for great products ever since.When I got to know about Cityfreighter, at the end of 2018, I made an initial investment to support their project to build a prototype for the ACT show in April 2019. Honestly, I never believed they will make it on time but I was convinced that their concept would be a successful business model in the future. But then, the Easter weekend before the ACT show, a 747 cargo plane with the prototype on board landed at LAX and we virtually drove the CF1 to my facility that evening, just two and a half hours after landing!
I could not believe it! And the CF1 was the most beautiful truck of its class, I have ever seen. Everything had been realized, almost to perfection. In specific I love the clean cockpit, the low-floor chassis and the intelligent locking system. I have no doubt that this innovative company, given the right support and funding, can change the industry for good and we will be there with the to a glory EV future.

Invested $1,000 this round & $150,000 previously

cityfreighter.com Santa Barbara CA

Technology B2B Climate Change Transportation

Highlights

1. Proven history of execution, proof of concept 2019, fully functional Beta version in 2021
2. Substantial Market Size with exponential growth, $792B by 2028 (not guaranteed)
3. The market needs electrified Cab Chassis. Modular, customizable, designed for ease of manufacturing
4. Reducing CAPEX and speeding up time-to-market by using existing and proven parts
5. Addressing the largest key markets for urban-logistics, the US and Europe
6. Building strong collaborations and alliances with global partners is one of our key strategies
7. Setting up CDK-micro-assembly factories in global key markets
8. SOP - Start of production Q3 2024

Our Founder



Michael Schoening President & Founder

Michael is a visionary leader and serial Entrepreneur.He has proven to turn visions into execution.

> By talking to fleet operators we recognized that there is a need for individual and flexible solutions. We are very excited about our unique, customer-focused concept. It will shake up the last-mile vehicle segment with a keen design, radical new features, and a faster time-to-market, all of which will set us apart from what is available.

Here we go. Join us for our second round, raising $5 million to build the Gamma versions

million to build the Gamma versions

The Problem Inner-city Logistics face Multiple Challenges

- **Vehicle manufacturers (Traditional OEMs) cannot meet the ever-increasing demand from customers for urban last-mile delivery vehicles, nor can they provide the numerous customizations requested**

- **As the market transitions to electric vehicles, the problem is worsening due to manufacturing complexities related to EV conversion, forcing manufacturers and customers to make compromises. Customers are seeking alternatives**

- **Governments are already pushing back with regulations against pollution from gas and diesel vehicles, governing access to cities (e.g., Paris 2024)**

The Solution

An EV platform from the start purposefully built for last-mile delivery and urban logistics, which is modular, customizable, and designed for ease of manufacturing






Delivery
Shuttle Bus
Service
RV's
Food Trucks
Emergency Response

Introducing CityFreighter



- Designed specifically for urban logistics

- Walk-Through, lower step-in and step-out heights, modular, customizable and best-in class payload capacity

- Using readily available common parts where applicable, CF is decreasing development costs and



time-to-market, while simultaneously changing industry standards where it matters



option of detachable rear box (mobile hub)

CF1 Quick View



GVWR 4.25t & 4.8t
Range 250 km
CF1
BoxVan
Payload Volume
20m³ (up to 25m³)
ZERO EMISSION | 100% ELECTRIC
Payload Capacity
1750 kg & 2300 kg
Walk-Through
Low Floor
6590x2000x2700
mm

CF1 Specs

- 86 kWh Lithium-Ion Battery
- Range 150 Miles
- E-Axle Front Drive
- Heat Pump Based Thermo Management
- Best in Class Payload Values



Europe
Class N2, 4.25 tons GVWR, payload 1.75 tons, load volume 20 m³ (+)

USA
Class 3, 4.8 tons GVWR, payload 2.3 tons, load volume 706 ft³ (+)

Dimensions
6585 x 2000 x 2700 mm (l x w x h)
21.60 x 6.56 x 8.86 ft (l x w x h)







Intelligent Mobile Hub



ARTISAN BREAD & PASTRIES

- Local Distribution
- Portable Storage
- Vending – Pop Up Store
- Packing Station
- Moving Container

Update: Due to increasing demand, we decided to speed up with the development of the concept. Recently, we had meetings with potential customers in Paris, France, and New York, USA, who confirmed that they would like to implement our Intelligent Mobile Hub concept

and much more




Self-Sufficient



Milestone Plan Overview


CF Milestones 3/23
Task 1 : Gamma Design Optimization
Task 2: Gamma Vehicles Production
Task 3: Start Validation & Homologation
Task 4: Finalization Homologation
Milestone 1: Start building Gamma Vehicles
Milestone 2: Gamma Vehicles Ready
Milestone 3: Battery R100 & Vehicle Validation
Milestone 4: Start Production Pilot-Series
Task 1 Q1-Q3 2023
Task 2 Q3-Q4 2023
Task 3 Q1-Q2 2024
Task 4 Q2-Q3 2024
Milestone 1 JUL 31
Milestone 2 DEC 31
Milestone 3 APR 30
Milestone 4 JUL 31
MAR APR MAY JUN JUL AUG SEP OCT NOV DEC JAN FEB MAR APR MAY JUN JUL AUG
2023
2024

Forward-looking projections are not guaranteed.

Proven History of Execution and Growth

Phase I 2018/2019



- Building proof of Concept
- Executed within 9 Months with limited resources
- Premiered on ACT Expo in Long Beach April 2019

Completed

Phase II 2020/2021



- Building Beta Version
- Unveiled on ACT Expo in Long Beach August 2021

Completed

Phase III 2022/2023

- Gamma Design Optimization & Gamma Vehicle Production
- Validation & Homologation
- MOU With South Korean Partner for ADAS/AEBS Development signed
- In final talks with US contract manufacturer
- Development Manufacturing collaboration with European contract manufacturer LOI signed

Phase IV 2023/2024

- SOP (Start of Production) Q3, 2024
  Pilot Series North America & Europe
- Ramping up to 30,000 vehicles/year in 2027
  North America and Europe combined

Forward-looking projections are not guaranteed.

The Core Team It is all about people

Exceptional TEAM with hands-on and out-of-the box thinking mentality



Michael Schoening
Founder and President CityFreighter Inc.and CEO of CityFreighter Europe GmbH

Michael is a visionary leader and serial Entrepreneur. He has proven to turn visions into execution.



Frank Grossbudde
CTO

30 years in automotive with hands-on mentality

He has extensive Leadership experience and deep knowledge about automotive electric applications and integration into automotive EE systems



Martin Poeloeskey
Project lead EEDS

Certified Engineer

Longtime automotive experience ADAS and EEDS at Daimler, Ford



Laszlo Kovacs
Project lead High Voltage System and VCU

Certified Engineer Long term experience in automotive software and electronics development (e.g., Bosch)

Advisory Board


Stefan Krause
Stefan has been a successful entrepreneur in the electric car industry. He has been Co-founder, CEO, and Chairman of Canoo, COO and president of Fisker, and CFO of Farraday Future. He has served BMW and Deutsche Bank as CFO
Paul Rivera
Paul is a "Hands-on" leader with a proven track record in publicly traded corporations (e.g., CEO of ElectroMeccanica and President Northern America of Ricardo) focused on the automotive and alternative energy space. He negotiated numerous contracts with automotive OEMs and government agencies
Russel Khanuk
Russel has more than two decades of experience in finance at top Wallstreet corporations. In 2017 he ventured into logistics to build a transport company with over 10 locations and 1000 employees
Markus Nünnerich
Markus has been a leader in the financial services industry for more than two decades. He served as a chief executive for a subsidiary of Postbank AG, a 100% subsidiary of Deutsche Bank AG, for more than eleven years. He brings together corporate finance with the logistics sector, FinTech, and innovation to support the transition of different industries to sustainability
PSA

Why Now?







- Demand for urban logistics and last-mile delivery continues to grow rapidly due to key drivers such as E-commerce
- The need for fully electrified commercial vehicles is just beginning and will grow rapidly
- Urbanization increases. By 2030, 60% of all people will live in cities.

Comparison Chart Best in Class

E-CARGO/PANEL VAN Comparison Chart

Brand Name and Type	Cargo Volume m³	Payload (Kg)	Floor to Ground mm	GVWR Kg	Length mm	Width mm	Height mm	Turning Circle in meter
CityFreighter CF1	20 706 ft³ (+)	2,300 US 1,750 EU	487	4,800 US 4,250 EU	6,584	2,000	2,700	13,3
Chanje 8100	19	2,721	743	7,480	8,080	2,195	2,735	16,2
Workhorse C650	18	2,721	700 approx	5,669	6,273	2,235	3,116	unknown
ARRIVAL	17	1,975	450	4,250	6,490	2,075	2,270	12,9
GM EV600	17	1,000	780	4,500	7,315	2,159	2,718	unknown
Rivian Amazon Van	15 approx	unknown	500 approx	unknown	6,150	2,050	2,620	unknown
Ford E-Transit	14	1,100	640	3,500	6,704	2,000	2,687	13,3
Mercedes E-Sprinter	14	1,100	615	3,500	6,088	2,000	2,687	14,9
MAN eTGE/VW Crafter	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

MAN eTGE/VW Crafter	11	1,725	670	4,250	5,986	2,000	2,590	13,6

Values collected from different websites

Comparison in Detail

CityFreighter CF1



GVWR	4250 - 4800 kg
Vehicle Length	6594 mm
Vehicle width	2040 mm (without mirrors)
Vehicle height	2730 mm (empty)
Wheelb./turn.cycle	3630 mm/13.3 meters
Drivers Cabin	Full Walk-Through
Cargo Space	over 20m³
Payload	1750 kg (@ GVWR 4250 kg) 2300 kg (@ GVWR 4800 kg)
Loading Height	512 mm

Remarks: For the US market, safety features like AEBS – Advanced Emergency Brake System (e.g., pedestrian, bicyclist recognition) will be, although not required by US law, implemented in Class 3 and will reduce injuries in traffic accidents significantly (ref.: research by NHTSA and similar global authorities)

GM Brightdrop EV600



GVWR	4530 kg
Vehicle Length	7310 mm
Vehicle width	2159 mm (without mirrors)
Vehicle height	2710 mm (empty)
Wheelb./turn.cycle	3800 mm/≈14 meters
Drivers Cabin	Full Walk-Through
Cargo Space	over 17m³
Payload	1000 kg
Loading Height	780 mm

Ford eTransit L4H3 (EU)



GVWR	4250 kg
Vehicle Length	6704 mm
Vehicle width	2059 mm (without mirrors)
Vehicle height	2799 mm (empty)
Wheelb./turn.cycle	3750 mm/14.3 meters
Drivers Cabin	Limited Walk-Through
Cargo Space	15.1 m³
Payload	≈ 1300 kg
Loading Height	731 mm

Market Substantial Growth - Europe in the lead with (LDT)

Early[1] and late adoption scenario for eTruck sales by weight class,[2]
% share of trucking



Light-duty trucks (LDT)
Battery electric vehicles early adoption
Battery electric vehicles late adoption
Fossil fuels (predominantly diesel)
United States
Europe
China
40
20
0
2017
2030

[1]Based on set of more optimistic assumptions (for example, higher impact of regulation).
[2]Weight-class definitions: United States: HDT: class 8 (>15 tons), MDT: class 4–7 (6.4–15 tons); LDT: class 2–3 (3.5–6.4 tons); Europe: HDT >16 tons, MDT: 7.5–16 tons, LDT: 3.5–7.5 tons; China: HDT >14 tons, MDT: 6–14 tons, LDT: 1.8–6 tons.
[3]City buses not included.

McKinsey&Company | Source: McKinsey Center for Future Mobility



$792 B
Sources: IDTechEx report
By 2028



Global Electric Trucks Market
Market forecast to grow at a CAGR of 39.70%
1,413,694 Units
69,597 Units
2021
2030

Urban Last Mile Deliveries In Acceleration Mode

Unparalleled Demand for Urban Last-Mile Transport

- E-commerce has grown significantly in the past decade, as new digital business models and smarter logistics concepts enable both instant and same-day deliveries (respectively increasing 36% and 17% a year)



Unparalleled demand for last mile transport
Urbanization
60%
people living in
Customers
2.1b
people expected to buy
Products
10%
p.a. e-grocery
Delivery
20-40%
growth in same-day

- While COVID-19 has amplified and accelerated this trend, elevated e-commerce and time-definite

delivery levels should remain above the pre-COVID-19 baseline in the long term


20-35%
congestion increase since 2010
20%
online retail share by 2023
32%
furniture sold online by 2023 in the US
10%
p.a. growth in instant delivery
78%
growth through 2030 in urban last mile deliveries
Source: McKinsey & Company

Growing Revenue Streams - Step by Step


Cab-Chassis
for Commercial Vehicle Bodybuilders & Specialty Vehicle Upfitters
Complete Vehicles
for Parcel Delivery & Heavy Goods
Vehicle Add-on Products
e.g., Intelligent Mobile Hub, Customization
Charging Infrastructure
SaaS Software as a Service
TaaS Transport as a Service

Asset-Light Manufacturing Volumes Up. Capex Down.



- Electric truck manufacturing is less complex compared with fuel trucks or even if compared to passenger vehicles
- CityFreighter's modular and flexible concept allows fast implementation of an assembly line and to scale quickly
- Leased industrial buildings in key markets convert into assembly factories within months, and we ship CKD kits to those factories

Faster to-Market with Collaboration Partners

CityFreighter's Founder and President Michael Schoening:

"We have shown that we can maximize the results and can speed up development by working closely with

Some of our multiple collaboration partners

durapower

BOSCH

SCHAEFFLER

AL-KO

ISRI ISRINGHAUSEN

punch

working closely with our carefully chosen and valuable collaboration partners. This is part of our DNA. We do not want to reinvent the wheel."

Building the Alliance Ecosystem



CityFreighter CEVP Commercial EV Platform
Alliance ECO System
Contract Manufacturer & Development Partner
Contract Manufacturer & Development Partner
Supply Chain Partner (s)
Design & Distribution
Charging Infrastructure & After Sales Service Partners
Pilot Segment Customer (s)
Lead Investor (s)
Pilot Segment Customer (s)
©2023 CityFreighter Inc. Confidential

FAQ's: Why can we succeed in a competitive industry?

Question: Your competitors are raising (and spending) hundred millions of dollars, why do you think you can do with much less

Answer: We want to avoid reinventing the wheel, building up our fixed costs, or investing in fancy stuff. Our DNA is based on building valuable collaborations and strategic partnerships in the automotive industry using experience, given resources, and off-the-shelf products. For example, we just reached an agreement with Volkswagen to licence a part for the electric steering system. This speeds up time-to-market and decreases the initial development costs significantly. Eventually, we will need an estimated $150-200million over time, but this is way less than the standard

Question: Why can CityFreighter succeed in the highly competitive automotive industry?

Answer: *Innovation:* We believe that we have the flexibility and creativity to develop innovative technologies and solutions that established companies may overlook or be slow to adopt. This can give us a competitive advantage in the industry. *Agility:* CityFreighter can be more agile and adaptable than established companies. This can allow us to respond more quickly to changes in the market or industry trends. *Cost-effectiveness:* We have lower overhead costs and we may be able to operate more cost-effectively than larger companies. This can enable us to offer competitive pricing or unique value propositions to customers. *Disruption:* We will disrupt the traditional business models of established companies, challenging the status quo and driving innovation in the industry



First Road Test CF1 OCT 21
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CF1 in Paris
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CF Intelligent Mobile Hub
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MSV Interview CityFreighter
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